Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

April 10, 2008

TAM S.A.
Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil

Re: TAM S.A. CIK: 0001353691
       Request for Withdrawal of Amendment 6-K/A File No. 333-131938 Accession number: 0001292814-08-001054.

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), TAM S.A. (the "Company") hereby requests the withdrawal of Amendment 6-K/A File No. 333-131938 Accession number: 0001292814-08-001054. The Amendment was mistakenly filed under the Form type 6-K/A instead of Form type 6-K. A filing under the proper Form type 6-K has already been filed. No shares of common stock have been offered pursuant to this amendment and the Company endeavors to correct this error immediately.

If you have any questions, please contact us at (+ 5511 5582-9715).

Very truly yours,

/s/ Libano Miranda Barroso
Name: Libano Miranda Barroso
Title: Chief Financial Officer